UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Applied Genetic Technologies Corporation
(Name of Subject Company (Issuer))

Alliance Acquisition Sub, Inc.

Alliance Holdco Limited

Syncona Portfolio Limited

(Offerors)

Syncona Investment Management Limited

(Other Person)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

03820J 100

(CUSIP Number of Class of Securities)

Dr. Christopher Hollowood
Alliance Holdco Limited
8 Bloomsbury Street, London, United Kingdom, WC1B 3SR
Tel. +44 20 3981 7909

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew J. Gardella
Matthew W. Tikonoff
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed by Alliance Acquisition Sub, Inc., a Delaware corporation (“Purchaser”), which is a direct wholly owned subsidiary of Alliance Holdco Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly owned subsidiary of Syncona Portfolio Limited, a private limited company incorporated in Guernsey (“Syncona Portfolio”), to purchase all outstanding shares of common stock, $0.001 par value per share (the “Shares”), of Applied Genetic Technologies Corporation, a Delaware corporation (“Company”), at a price of $0.34 per Share, to the holder in cash, without interest and less any applicable withholding taxes, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to approximately $0.73 per CVR in the aggregate (without interest and less any applicable withholding taxes), based on currently outstanding Shares and Company restricted stock units and contingent upon the achievement of certain specified milestones, as described in the Offer to Purchase dated October 26, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Syncona Portfolio is a direct wholly owned subsidiary of Syncona Holdings Limited, a private limited company incorporated in Guernsey (“Syncona Holdings”), which is a direct wholly controlled subsidiary of Syncona Limited, a registered, closed-ended investment company, incorporated as a limited company in Guernsey, with ordinary shares publicly listed on the London Stock Exchange (LON: SYNC) (“Syncona”). Investment and voting decisions with respect to equity investments of Syncona Portfolio are made upon the recommendation of the investment committee of Syncona Investment Management Limited, a private limited company incorporated in England and Wales and a direct wholly owned subsidiary of Syncona Holdings (“Syncona Investment”), which committee is comprised of Dr. Martin Murphy and Dr. Christopher Hollowood. Syncona Investment may, under the applicable rules as construed by the U.S. Securities and Exchange Commission (the “SEC”) and case law, be considered to be a co-offeror with Purchaser, Parent and Syncona Portfolio (although it has no purchase obligations under the Offer). This Amendment is being filed on behalf of Syncona Portfolio, Syncona Investment, Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the Offer to Purchase under “Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and restated in its entirety as follows:

In connection with the Offer and the related Transactions, four complaints have been filed by purported stockholders of the Company alleging that the Schedule 14D-9 contains omissions and misrepresentations that render it materially deficient and misleading. On November 2, 2022, Pavanello Simona, filed a complaint against the Company and the Board in the United States District Court in the Southern District of New York, captioned Pavanello Simona v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-09402; on November 8, 2022, Eric Sabatini, filed a complaint against the Company and the Board in the United States District Court in the Southern District of New York, captioned Eric Sabatini v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-09529; on November 8, 2022, Patrick Plumley, filed a complaint against the Company and the Board in the United States District Court in the District of Delaware, captioned Patrick Plumley v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-01470-UNA; and on November 10, 2022, Sholom Keller, filed a complaint against the Company and the Board in the United States District Court in the Southern District of New York, captioned Sholom Keller v. Applied Genetic Technologies Corporation, et al., Case No. 1:22-cv-09615.

Specifically, the four complaints filed in the above-referenced actions allege, among other things, that the Company and the Board violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder. As relief, the complaints seek, among other things, (i) to enjoin the Company from consummating the proposed Transaction, (ii) to enjoin the Company from filing an amendment to the Schedule 14D-9 unless certain information, as requested in the complaints, are included in such amendment, (iii) in the event the Transaction is consummated, to rescind it, or award rescissory damages, (iv) to declare that the Company and the Board violated Sections 14(a) and/or 20(a) of the Exchange Act, (v) an award of costs and expenses related to the actions, and (vi) other relief as the Courts may deem just and proper. Parent, Purchaser, Syncona Portfolio and Syncona Investment believe that the complaints lack merit.

As of November 14, 2022, the Company had also received five stockholder demand letters, which generally seek to include alleged omitted information in the Schedule 14D-9. The Company believes that the allegations and claims asserted in the demand letters are without merit.

Additional lawsuits arising out of or relating to the tender offer may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, the Company, Parent, Purchaser, Syncona Portfolio and Syncona Investment will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

ALLIANCE ACQUISITION SUB, INC.

By	/s/ David Fellows
Name: David Fellows
Title: President

ALLIANCE HOLDCO LIMITED

By:	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Director

SYNCONA PORTFOLIO LIMITED

By	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Authorized Signatory

SYNCONA INVESTMENT MANAGEMENT LIMITED

By	/s/ Dr. Christopher Hollowood
Name: Dr. Christopher Hollowood
Title: Director